November 28, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561

Re:	Northern Technologies International Corporation (File No. 001-11038)
Form 10-KSB for the Fiscal Year Ended August 31, 2006

Ladies and Gentlemen:

This letter is in response to the comment letter, dated March 22, 2007, from Stephen Krikorian to Matthew C. Wolsfeld, Chief Financial Officer of Northern Technologies International Corporation regarding NTIC’s annual report on Form 10-KSB for the fiscal year ended August 31, 2006 as filed with the Securities and Exchange Commission on November 21, 2006. In response to the letter dated March 22, 2007, NTIC has filed an amendment to its annual report on Form 10-KSB/A for the fiscal year ended August 31, 2006 with the Commission on November 20, 2007.

The following responses to your comments are numbered to correspond to the numbered paragraphs contained in your letter dated March 22, 2007. For the convenience of the Staff’s review, NTIC’s responses to each of the Staff’s comments is contained below each of the corresponding comments, which have been restated in their entirety.

Form 10-KSB for the Fiscal Year Ended August 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page 31

1.	Comment: Please note that once you file an amendment to your Form 10-KSB for the fiscal year ended August 31, 2006 to include the other auditors’ reports and revise the report from Virchow, Krause & Company LLP, we may raise additional comments.

Response: NTIC filed an amendment to its annual report on Form 10-KSB/A for the fiscal year ended August 31, 2006 with the Commission on November 20, 2007. On page 31 of that amendment is a revised report of Virchow, Krause & Company LLP, as requested. As described in more detail in response to Comment No. 2, NTIC does not believe the reports of any other independent registered public accounting firms or auditors are necessary to be included in the amendment since Virchow Krause did not place reliance on the work of any other independent registered public accounting firms or auditors in issuing its report.

NORTHERN TECHNOLOGIES INTERNATIONAL CORPORATION > 4201 WOODLAND ROAD > P.O. BOX 69 > CIRCLE PINES, MN 55014 USA
TOLL-FREE: 1 (800) 328-2433 > PHONE: 1 (763) 225-6600 > FAX: 1 (763) 225-6645 > WWW.NTIC.COM

2.	Comment: As previously noted in our comment letter dated February 15, 2007, pursuant to Rule 2-05 of Regulation S-X, if part of the examination is made by an independent accountant other than the principal accountant and the principal accountant elects to place reliance on the work of the other accountant and makes reference to that effect in his report, the separate report of the other accountant should be filed. Clarify whether your principal auditor has placed reliance on the work of the certain other auditors whose reports you have requested to be omitted from the filing and whether the principal auditor intends to make reference to those reports. If your principal auditor is placing reliance on these other auditors, your filing should include the reports, accordingly. These reports should comply with Rule 2-02 of Regulation S-X and the General Guidelines set forth in the SEC Regulations Committee Meeting Minutes dated September 13, 2005.

Response: The report of the independent registered public accounting firm contained in the amendment to NTIC’s annual report on Form 10-KSB/A for the fiscal year ended August 31, 2006 as filed with the Commission on November 20, 2007 has been revised to delete the reference that Virchow Krause did not audit the financial statements of certain NTIC joint ventures and the reference that the financial statements of such joint ventures were audited by other auditors whose reports have been furnished to Virchow Krause. In issuing the revised report in the amendment, Virchow Krause did not place reliance on the work of any other independent registered public accounting firms or auditors. Therefore, NTIC has not included in the amendment the reports of any other independent registered public accounting firms or auditors.

3.	Comment: We note that you will include the audit reports for the joint ventures in Finland, France, Korea, Singapore, Sweden and Thailand in an amendment to the Form 10-KSB. Confirm that these reports comply with the General Guidelines set forth in the SEC Regulations Committee Meeting Minutes dated September 13, 2005.

Response: As explained in response to Comment No. 2, NTIC has not included in the amendment to NTIC’s annual report on Form 10-KSB/A for the fiscal year ended August 31, 2006 as filed with the Commission on November 20, 2007 the reports of any other independent registered public accounting firms or auditors.

* * * * *

In connection with this response, Northern Technologies International Corporation acknowledges that:

1.	NTIC is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	NTIC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above responses to your comments, please call me at (763) 225-6637 to discuss any further questions or comments you might have concerning NTIC’s responses.

Very truly yours,

Northern Technologies International Corporation

Matthew C. Wolsfeld
Chief Financial Officer
Northern Technologies International Corporation

cc:	Melissa Walsh, Division of Corporation Finance, Securities and Exchange Commission
Ernest Edward Badway